PROVIDENCE RESOURCES, INC.

2610-1066 West Hastings Street

Vancouver, British Columbia V6E 3X2

Canada

February 26, 2007

Carmen Moncada-Terry

Division of Corporate Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

      RE: Providence Resources, Inc.

             Amendment No.1 to Registration Statement on Form SB-2

             Filed January 16, 2007

             File No. 333-139832

Dear Ms. Moncada-Terry:

Thank you for your comments dated January 30, 2007, related to the Registration Statement on Form SB-2/A-1 for Providence Resources, Inc. (the “Company”).

On behalf of the Company, we do hereby submit this response letter in connection with the filing of our amended Registration Statement on Form SB-2/A-2 filed electronically on February 26, 2007. Additionally, we have filed our supplemental response on EDGAR as a correspondence file and sent two blackline copies and two redline copies of our amended filing to your attention by overnight courier.

Please direct any additional comments or questions to Nora Coccaro at the Corporation’s address or the following fax number: (604) 687-6755.

The following are our detailed responses to your comments.

Form SB-2/A-1 filed January 16, 2007

General

1.

It does not appear that the front cover of the prospectus correctly reflects the nature of this offering. Specifically, the left side of the chart appears to indicate that you will be offering all 19,193,070 shares at a fixed price of $0.72, resulting in a total of $13,819,010.40. On the other hand, you used Rule 457(c) in the fee table, your statement in the Plan of Distribution that sales could be made on the OTCBB “at prices related to the then current market price”, and your statement in the Determination of Offering Price section all appear to indicate that the securities will be offered at the prevailing market price or in negotiated transactions. Please revise the front cover of the prospectus accordingly.

      Response:

Our fee table erroneously indicated our overall reliance on Rule 457(c) in calculating that amount due as a registration fee; in actuality our reliance on Rule 457(c) is limited to the 12,669,920 issued and outstanding shares to be registered. The $0.72 per share price was only relied on in calculating that amount due as a registration fee on the 188,190 common stock purchase warrants. We have revised the front cover of our prospectus to clarify these items in our fee table.

2.	The Table of Contents should contain references to the location of the most significant parts of your document. In this regard, please delete the reference to each specific risk factor.

      Response:

        We have revised our Table of Contents to remove all references to specific risk factors.

3.

Please update your executive compensation disclosure to provide information for the year ended December 31, 2006. See Interpretation J.8B of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997). Please be advised that certain executive compensation and other related person disclosure requirements of Regulation S-B have been amended recently pursuant to Release No. 34-54302A (Sept. 8, 2006).

      Response:

We have updated our executive compensation disclosure to provide information for the year ended December 31, 2006, pursuant to Release No. 34-54302A (Sept. 8, 2006), including information for the years ended 2005 and 2004.

Selling Security Holders, page 10

4.

Revise the table in accordance with Item 507 of Regulation S-B. The table should include columns identifying the amount of securities of the class owned by selling security holders before the offering, the amount to be offered for the selling security holders accounts, the amount and (if one percent or more) the percentage of the class to be owned by the security holders after the offering is complete.

      Response:

We have revised the table in accordance with Item 507 of Regulation S-B to include columns identifying the amount of securities of the class owned by selling security holders before the offering, the amount to be offered for the selling security holders accounts, the amount and the percentage of the class to be owned by the security holders after the offering is complete.

5.

Expand the table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. If more that one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.

      Response:

We have expanded the table to include the natural person or persons with power to vote or to dispose of the securities offered by the entities that are listed as selling security holders.

6.

Identify those selling security holders who are broker-dealers or affiliates of a broker-dealer, if any. If any of the selling security holders is a broker-dealer, please identify the selling security holder as an underwriter unless you can confirm that the selling security holder obtained the securities in compensation for investment banking services. If any of the selling security holders is an affiliate of a broker-dealer, identify the selling security holder as an underwriter, unless you can confirm to us that the selling security holder purchase the securities in the ordinary course of business and at the time of purchase, had no agreement or understandings, directly or indirectly, with any party to distribute the securities.

      Response:

We have identified, with explanatory text and footnotes, those selling security holders who are broker-dealers or affiliates of a broker-dealer who obtained their securities in compensation for investment banking services.

Undertakings

7.	Please include all required undertakings relevant to your offering. Specifically, please provide the undertakings set forth in Items 512(a)(3) and 512(g)(2) of Regulation S-B.

      Response:

We have revised our disclosure to include all required undertakings relevant to our offering, including those undertakings set forth in Items 512(a)(3) and 512(g)(2) of Regulation S-B.

Exhibit 5

8.

We note that your counsel has stated that “Based upon… my opinion as to Texas corporate law, as legislated within the TBCA and Article 2 thereof…” Please note that you may not limit the legality opinion to only statutory law. Please revise to provide an opinion based on the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations or, alternatively, delete the qualification as to “the TBCA and Article 2 thereof.”

      Response:

        Our counsel has deleted the qualification as to “the TBCA and Article 2 thereof.”

9.

We note that the statement indicating that the securities being registered are “fully paid, as determined by Providence’s Board of Directors…” Moreover, the statement that “the opinion assumes that Providence received full payment of agreed consideration” appears inconsistent with the fact that the consideration has not been paid with respect to the shares of common stock underlying the warrants. Please provide a new opinion that adequately addresses whether (a) the outstanding common stock being registered are legally issued, fully paid and non-assessable, and (b) when issued by Providence in accordance with the terms of the warrants, the common stock underlying the warrants will be validly issued, fully paid and non-assessable.

      Response:

Counsel has provided a new opinion to provide that, when issued by the Company in accordance with the terms of the warrants, the common stock underlying the warrants will be validly issued, fully paid, and non-assessable.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing of a Registration Statement on Form SB-2/A-2, please contact me. I may be reached at (604) 602-1717.

Sincerely,

/s/ Nora Coccaro

Nora Coccaro

Chief Executive Officer